EXHIBIT 99.1

Smackover Lithium Signs Binding Customer Offtake with LG Energy Solution for the South West Arkansas Project

All figures are in US dollars unless otherwise stated.

LEWISVILLE, Ark., Aug. 31, 2026 (GLOBE NEWSWIRE) -- Smackover Lithium, a partnership between Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (NYSE.A: SLI) (TSXV: SLI), through its subsidiaries, and Equinor, through subsidiaries of Equinor ASA, announced the signing of its second commercial offtake agreement (the “Agreement”) for the South West Arkansas Project (“SWA Project” or the “Project”) with LG Energy Solution. LG Energy Solution is a leading global manufacturer of lithium-ion batteries for diverse applications including energy storage systems and electric vehicles.

Under the terms of this binding take-or-pay offtake Agreement, the SWA Project will supply LG Energy Solution with 8,000 metric tonnes per year of battery-quality lithium carbonate over a 10-year period following the start of commercial production. Pricing and other key commercial terms are subject to confidentiality but are structured to support anticipated financing for the Project.

David Park, Chief Executive Officer of Standard Lithium stated, “We are excited to be entering into this Agreement with LG Energy Solution, one of the world’s leading battery producers with a diverse and global customer base and a presence in many dynamic and growing industry segments. The Agreement further anchors our customer offtake portfolio, complementing the contract with Trafigura we announced in March of this year, and is another major milestone in the development of the SWA Project. We have now secured a vast majority of the offtake agreements needed to move forward with our Project financing plans and a Final Investment Decision. We expect this to be the beginning of a long and mutually beneficial partnership whereby we will provide LG Energy Solution with a long-term supply of U.S.-based and sustainably produced battery-quality lithium carbonate.”

“We are pleased to begin this partnership with Smackover Lithium and the Agreement marks another step toward establishing a solid and resilient supply chain that keeps our products competitive in key strategic markets,” said Kang Yeol Lee, Procurement Center Leader of LG Energy Solution. “By bringing both battery production and sourcing to the U.S., we will deliver competitive and sustainable products to our customers driving the global energy storage and EV markets.”

The SWA Project is seeking customer offtake agreements totalling roughly 80% of the 22,500 metric tonnes of annual nameplate lithium carbonate capacity for its initial phase. Combining this Agreement with the previously announced Trafigura offtake agreement for 8,000 metric tonnes per year over 10 years means that roughly 90% of the total targeted offtake volume has now been committed. The partnership remains in advanced discussions with several prospective customers and aims to conclude the offtake process shortly with the expectation of signing one additional smaller agreement.

The customer offtake process is being run in conjunction with the SWA Project financing process and is critical to supporting the contemplated debt size, duration and structure.   Smackover Lithium provided a financing update on December 9th, 2025 highlighting indications of interest for over $1 billion in Project debt from three major Export Credit Agencies (“ECAs”).   The due diligence and other customary processes by those ECAs in furtherance of the Project financing are well underway. The partnership is targeting a Final Investment Decision this year. Construction is planned to begin promptly following FID, enabling first commercial production of battery-quality lithium carbonate in 2029.

Qualified Person

All scientific and technical disclosure in this news release was reviewed and approved by Mr. Stephen Ross, P.Geo., British Columbia, Vice President of Resource Development for Standard Lithium and a Qualified Person for purposes of, and as that term is defined in, National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). Mr. Ross is not independent of the Company.

Department of Energy Acknowledgement and Disclaimer

This material is based upon work supported by the U.S. Department of Energy's Office of Critical Minerals and Energy Innovation under award Number DE-MS0000099. The views expressed herein do not necessarily represent the views of the U.S. Department of Energy or the United States Government.

About Smackover Lithium

Smackover Lithium is a partnership between Standard Lithium and Equinor, through subsidiaries of Equinor ASA. Formed in May 2024, Smackover Lithium is developing multiple direct lithium extraction (“DLE”) projects in Southwest Arkansas and East Texas. Standard Lithium owns a 55% interest and Equinor holds the remaining 45% interest in the projects, with Standard Lithium maintaining operatorship.

About Standard Lithium Ltd.

Standard Lithium is a leading near-commercial lithium development company focused on the sustainable development of a portfolio of large, high-grade lithium-brine properties in the United States. The Company prioritizes projects characterized by high-grade resources, robust infrastructure, skilled labor, and streamlined permitting. Standard Lithium aims to achieve sustainable, commercial-scale lithium production via the application of a scalable and fully integrated DLE and purification process. The Company’s flagship projects are in the Smackover Formation, an attractive lithium brine asset, focused in Arkansas and Texas. In partnership with global energy leader Equinor, Standard Lithium is advancing the SWA Project, a greenfield project located in southern Arkansas, and actively advancing a promising lithium brine resource position in East Texas, including the highest known lithium brine grade project in North America, the Franklin project.

Standard Lithium trades on both the TSX Venture Exchange (“TSXV”) and the NYSE American under the symbol “SLI”. Visit the Company’s website at www.standardlithium.com for more information.

About Equinor

Equinor is an international energy company committed to long-term value creation in a low-carbon future. Equinor’s portfolio of projects encompasses oil and gas, renewables, and low-carbon solutions, with an ambition of becoming a net-zero energy company by 2050. Headquartered in Norway, Equinor is the leading operator on the Norwegian continental shelf and has offices in more than 20 countries worldwide. Equinor’s partnership with Standard Lithium to mature DLE projects builds on its broad US energy portfolio of oil and gas, offshore wind, low carbon solutions, and battery storage projects.

For more information on Equinor in the U.S., please visit: Equinor in the US - Equinor.

Investor Inquiries
Daniel Rosen
+1 604 409 8154
investors@standardlithium.com

Media Inquiries
media@standardlithium.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “could”, “should”, “schedule”, “predict”, “budget”, “project”, “potential” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to the timing of any development of the SWA Project, the Agreement’s ability to move the Project towards FID and commercial production on the timelines anticipated, the expectation that partnership will provide LG Energy Solution with a long-term supply of U.S. based and sustainably-produced battery-grade lithium carbonate, the expectation and timing of finalizing additional offtake agreement(s), if any, the anticipated pricing and take-or-pay structure of any additional offtake agreement, the ability of the partnership to supply 8,000 metric tonnes per year of battery-quality lithium carbonate, the ability to secure debt financing on terms and timelines acceptable to the Company, regulatory or government requirements or approvals and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.